BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.10(g) of the Commodity Futures Trading Commission.

(1) Organization and Description of Business

BMO Capital Markets Corp. (the Company) is a wholly owned subsidiary of BMO Financial Corp. (BFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer providing investment banking and brokerage services to corporate, institutional, and affiliate clients. It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Houston, Minneapolis, San Francisco, Seattle, Toronto and Washington D.C., and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Investor Protection Corporation, and a member of various exchanges. The Company is designated as a primary dealer in U.S. government securities by the Federal Reserve Bank of New York.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

Cash includes funds held in the Company's bank accounts for firm operating activities.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Profit and loss arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenues and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at estimated fair value.

(e) *Revenue Recognition*

Futures and delayed delivery commitments are recorded at fair value on trade date, in accordance with standard industry practice. The unrealized gain (loss) from securities and other financial instruments used for trading purposes is recorded in trading gain, net, in the Statement of Comprehensive Income. Interest income from financial instruments owned, securities borrowed and purchased under agreements to resell, and interest expense for financial instruments sold, not yet purchased, securities loaned and sold under agreements to repurchase, are recorded on an accrual basis and included in interest income, net of interest expense, in the Statement of Comprehensive Income. Dividend income from financial instruments owned and securities loaned, and dividend expense for financial instruments sold and securities borrowed, are recorded on ex-dividend date and included in dividend income, net of dividend expense, in the Statement of Comprehensive Income. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) *Securities Purchased or Sold under Agreements to Resell or Repurchase*

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, commercial paper, corporate bonds, and mortgage-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by U.S. GAAP.

(g) *Securities Lending Activities*

Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and accounts payable and accrued expenses.

With respect to noncash securities borrowed and securities loaned transactions, the Company records the fair value of the securities received as securities received as collateral and a corresponding obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2016, the Company has securities received as collateral of $125,344 which are fully obligated to be returned.

(h) Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financings. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of re-acquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2016, the fair value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $10,693,822. These assets primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral for securities purchased under agreements to resell and securities borrowed as of December 31, 2016, with a fair value of $13,675,485.

(i) Investment Banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include advisory fees earned from providing merger-and-acquisition services and structuring advice. Investment banking advisory fees and underwriting fees are recorded when the services for the transactions are complete and the income is reasonably determinable.

(j) Investment Management

Investment management revenue includes fees the Company earns for the daily management of operations of an affiliated entity that conducts securitization activities.

(k) Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with BFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company pays, to BFC, the Company's separately computed tax liability, if any, and under which BFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed taxable loss by the consolidated group. Income taxes currently payable (receivable) are paid to (received from) BFC.

In accordance with U.S. GAAP, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are

"more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the "more-likely than-not" threshold are not recognized in the year of determination. The Company recognizes penalties and accrued interest related to its unrecognized tax benefits in income tax expense.

(l) Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for furniture and equipment are provided on a straight-line basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(m) Stock-Based Compensation

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units that are cash settled in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted. Compensation expense for these restricted stock awards is measured net of estimated forfeitures. Amounts granted to employees eligible to retire are expensed at the time of grant and are included in the Statement of Comprehensive Income in employee compensation and benefits. The amount related to employees not eligible to retire is recorded in employee compensation expense over the three-year period of the plan as the participants' entitlement to payment under the plan vests. Included in compensation expense are adjustments to the liability for market value changes of the restricted stock units and amounts owed to/from BMO for the Company's share of the plan liability. Employee expense related to the long-term incentive programs for the year ended December 31, 2016 was $40,500.

(n) Exchange Memberships

Exchange memberships, which represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of this impairment, which approximates fair value of $1,902 at December 31, 2016. The Company recorded impairments of $0 to its memberships for the year ended December 31, 2016.

(Dollars in thousands)

(o) ***Goodwill and Intangible Assets***

The Company records acquisitions by allocating the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess of the amount paid over fair value of those net assets is considered to be goodwill.

Goodwill is not amortized, but is tested for impairment annually, or whenever events or circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value. There were no write-downs due to impairment during the year ended December 31, 2016.

Intangible assets with finite lives are amortized to income on a straight-line basis over their useful lives, where the useful life is the period over which the asset is expected to contribute either directly or indirectly to future cash flows. Intangible assets subject to amortization are reviewed for impairment when events or future assessments of profitability indicate that the carrying value may not be recoverable. If the carrying value is not expected to be recovered and the carrying value exceeds the fair value, an impairment loss is recognized. There were no write-downs due to impairment during the year ended December 31, 2016.

(p) ***Recent Accounting Pronouncements***

The FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," in May 2014. This ASU introduces a new revenue recognition model for contracts with customers that focuses on the manner in which an entity transfers goods and services to the customer. The amount of revenue to be recognized is equal to the consideration to which an entity expects to be entitled for goods and services provided. This ASU also modifies the gain and loss recognition guidance for transfers of nonfinancial assets, such as premises and equipment. Finally, this ASU requires additional disclosures about revenue to allow the users of financial statements to better understand an entity's revenue.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date," making this guidance effective in the first quarter of 2018. Early application is permitted beginning in the first quarter of 2017. The Company is evaluating the impact of this ASU on its financial position and results of operations.

The FASB issued ASU 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis," in February 2015, related to consolidation of legal entities including limited partnerships, limited liability companies, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for variable interest entities for certain investment funds, including mutual funds, private equity funds, and hedge funds. Further, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The Company adopted this guidance in the first quarter of 2016. There was no impact to the Company's financial position as a result of adopting this ASU.

(Dollars in thousands)

The FASB issued ASU 2016-02, "Leases (Topic 842)" in February 2016. This guidance clarifies the definition of a lease, and requires significant changes to accounting for operating leases by requiring lessees to record right-of-use assets and lease liabilities on the balance sheet, with an optional exception for short-term leases. The new guidance also specifies that the sale component of a sale leaseback transactions is to be evaluated under the revised revenue standard in order to determine whether it meets the requirements of a sale. New qualitative and quantitative disclosures about the amount, timing, and uncertainty of cash flows arising from leases will also be required. This ASU will be effective in the first quarter of 2019. The Company is evaluating the impact of this ASU on its financial position.

The FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" in March 2016. This ASU provides clarification on how an entity is to determine whether it is a principal in a contract with a customer, and should therefore report revenue from that contract on a gross basis, or whether the entity is acting as an agent in a contract with a customer and should report revenue on a net basis. The guidance consists of indicators that will be helpful in making the principal versus agent determination, and is to be considered in conjunction with the new revenue recognition guidance in ASU 2014-09. This guidance is effective in the first quarter of 2018. The Company is evaluating the impact of this ASU on its financial position and results of operations.

The FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" in April 2016. This ASU provides additional guidance on how an entity identifies its performance obligations within a contract with a customer, including clarification of when goods and services to be transferred to a customer are separately identifiable. This ASU also provides additional guidance on accounting for licenses of intellectual property. This guidance is effective in the first quarter of 2018, and is to be considered in conjunction with the new revenue recognition guidance in ASU 2014-09. The Company is evaluating the impact of this ASU on its financial position and results of operations.

(3) Securities Purchased under Agreements to Resell, Securities Sold under Agreements to Repurchase and Securities Lending Activity

The table below presents securities financing agreements included on the Statement of Financial Condition at December 31, 2016. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements that meet the accounting criteria for netting under U.S. GAAP in order to derive the net balance sheet amount.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

The column titled "Financial Instruments" in the table below represents securities received or pledged under repurchase or securities lending agreements where there are legally enforceable master netting agreements in place. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of master netting agreements are uncertain is not included in the table below:

	Gross assets/ liabilities	Amounts offset	Net balance sheet amount	Financial instruments	Net assets/ liabilities
Securities borrowed	$ 11,195,578	—	11,195,578	(2,342,671)	8,852,907
Securities purchased under agreements to resell	3,580,092	(1,113,877)	2,466,215	(1,406,216)	1,059,999
Securities received as collateral	125,344	—	125,344	(125,344)	—
	$ 14,901,014	(1,113,877)	13,787,137	(3,874,231)	9,912,906
Securities loaned	$ 6,121,722	—	6,121,722	(5,145,574)	976,148
Securities sold under agreements to repurchase	5,706,989	(1,113,877)	4,593,112	(2,588,673)	2,004,439
Obligation to return securities received as collateral	125,344	—	125,344	(125,344)	—
	$ 11,954,055	(1,113,877)	10,840,178	(7,859,591)	2,980,587

(Dollars in thousands)

The following table presents the types of financial assets pledged in secured financing transactions and the remaining contractual maturity of the secured financing transactions as of December 31, 2016.

	December 31, 2016 Remaining Contractual Maturity				
	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total gross liabilities
Securities loaned					
Equities	$ 5,955,290	166,432	—	—	6,121,722
Total securities loaned	$ 5,955,290	166,432	—	—	6,121,722
Securities sold under agreements to repurchase					
U.S Treasury securities	$ 3,668,821	768,275	—	—	4,437,096
U.S government agency securities	549,915	—	—	—	549,915
Corporate debt securities	670,679	—	—	—	670,679
Other	49,299	—	—	—	49,299
Total securities sold under agreements to repurchase	$ 4,938,714	768,275	—	—	5,706,989
Obligation to return securities received as collateral					
Equities	$ 125,344	—	—	—	125,344
Total obligation to return securities received as collateral	$ 125,344	—	—	—	125,344
Total	$ 11,019,348	934,707	—	—	11,954,055

(4) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $53,174 have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC and are included in the Statement of Financial Condition in financial instruments owned, at fair value.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities of $335,491 included in the Statement of Financial Condition in securities purchased under agreements to resell and cash in the amount of $29,643 included in the Statement of Financial Condition in receivable from brokers, dealers, and clearing organizations as of December 31, 2016.

(Dollars in thousands)

(5) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2016 consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	275,273	300,183
Receivable from/payable to brokers and dealers		1,319,131	3,313,104
Receivable from/payable to clearing organizations		29,643	12,501
	$	1,624,047	3,625,788

(6) Financial Instruments Owned and Sold, not yet Purchased, at Fair Value

The Company trades in U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, commercial paper, corporate debt securities, asset-backed securities, equity securities, futures, and option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2016:

		Owned	Sold, not yet purchased
U.S. government and agency obligations	$	2,603,466	3,088,288
Canadian government and provincial obligations		144,803	21,346
Corporate and other obligations		218,116	29,231
Asset-backed securities		37,721	—
Mortgage-backed securities		69,682	1,069
Equity securities		400,494	152,888
Interest rate and equity options		31,752	—
	$	3,506,034	3,292,822

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally sourced through reverse repurchase or securities borrowed agreements.

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

The results for trading activities for the year ended December 31, 2016 are summarized by categories of financial instruments in the following table:

Fixed income securities	$	3,724
Equity securities		(352,026)
Derivative instruments		363,153
Trading gain, net	$	14,851

(7) Fair Value

U.S. GAAP defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets

Level 2 – Quoted prices for *similar instruments* in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a) Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. government and agency obligations, Canadian government and provincial obligations, corporate debt securities, asset-backed securities, listed equity securities, exchange-traded derivatives, and forward currency contracts. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under U.S. GAAP.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

(b) Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2016:

Description		Level 1	Level 2	Level 3	Netting (1)	Total
Assets:						
Securities owned:						
U.S. government and agency obligations	$	2,266,299	337,167	—	—	2,603,466
Canadian government and provincial obligations		48,198	96,605	—	—	144,803
Corporate and other obligations		—	218,116	—	—	218,116
Asset-backed securities		—	37,721	—	—	37,721
Mortgage-backed securities		—	69,682	—	—	69,682
Equity securities		400,494	—	—	—	400,494
Interest rate and equity options		87,822	—	—	(56,070)	31,752
		2,802,813	759,291	—	(56,070)	3,506,034
Interest rate futures and currency forwards		172	17	—	(135)	54
	$	2,802,985	759,308	—	(56,205)	3,506,088
Liabilities:						
Securities sold, not yet purchased:						
U.S. government and agency obligations	$	2,893,748	194,540	—	—	3,088,288
Canadian government and provincial obligations		2,988	18,358	—	—	21,346
Corporate and other obligations		—	29,231	—	—	29,231
Mortgage-backed securities		—	1,069	—	—	1,069
Equity securities		152,888	—	—	—	152,888
Interest rate and equity options		56,070	—	—	(56,070)	—
		3,105,694	243,198	—	(56,070)	3,292,822
Interest rate futures and currency forwards		135	—	—	(135)	—
	$	3,105,829	243,198	—	(56,205)	3,292,822

(1)   The impact of netting represents an adjustment related to counterparty and cash collateral netting.

(Dollars in thousands)

The Company classifies instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

(c) ***Other Fair Value Disclosure***

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, securities received as collateral and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements and the variable rate nature of the borrowings, approximates carrying value.

(8) Goodwill and Intangible Assets

Changes in the carrying amount of the Company's goodwill for the year ended December 31, 2016 is included in the table below:

Goodwill at beginning of year	$	5,608
Acquisition		50,271
Goodwill at end of year	$	55,879

The gross carrying amount and accumulated amortization of the Company's amortizable assets as of December 31, 2016 are in the table below:

		Gross Carrying Amount		Accumulated Amortization		Net Carrying Value
Deal Pipeline	$	1,400	$	(700)	$	700
Non-compete agreements		1,340		(199)		1,141
	$	2,740	$	(899)	$	1,841

On August 1, 2016, the Company completed the acquisition of the business of Greene Holcomb Fisher for cash consideration of $53,011.

(Dollars in thousands)

The acquisition was accounted for as a business combination, and the results of the acquired business and corresponding goodwill and other intangible assets are included in the Statement of Comprehensive Income and Statement of Financial Condition, respectively.

As part of this acquisition, the Company acquired goodwill of $50,271 and intangible assets of $2,740. The intangible assets are being amortized over a maximum of three years on a straight-line basis. Goodwill of $50,271 related to this acquisition is deductible for tax purposes.

(9) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily and at times significantly, depending on daily settlement activity. The Company had a $1,000,000 credit facility with BMO at December 31, 2016. As of December 31, 2016, $266,500 was drawn at an interest rate of 0.875%. The Company also has third-party credit facilities aggregating to $350,000 in overnight borrowings of which none were drawn at December 31, 2016.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. In addition, as a clearing member of Chicago Mercantile Exchange, Inc. (CME), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits.

At December 31, 2016, the Company had net capital of $452,918, which was $432,502 in excess of its required net capital of $20,416.

(11) Commitments, Contingencies and Guarantees

The Company rents its operating facilities in Chicago from its affiliate, BMO Harris Bank N.A (BHB) and renews its rental commitment annually. The Company rents its operating facilities in Houston from BMO.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

BMO has entered into lease commitments for its operating facilities in New York and New Jersey, and the Company's estimated share of the minimum total lease obligation due under these leases is as follows:

2017	$	9,479
2018		9,009
2019		9,118
2020		9,227
2021		8,143
2022 and thereafter		—
	$	44,976

The Company also has additional leases in Atlanta, Boston, Denver, Minneapolis, San Francisco, Seattle and Washington DC. The minimum total lease obligation due under these leases is as follows:

2017	$	2,458
2018		1,483
2019		1,474
2020		767
2021		665
2022 and thereafter		976
	$	7,823

The leases for these office facilities are subject to escalation clauses based on the operating experience of the lessor. Rent and related expenses under the leases amounted to $13,791 to third parties and $2,419 to affiliates for the year ended December 31, 2016.

The Company enters into underwriting commitments. At December 31, 2016, there were no open underwriting commitments.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of

(Dollars in thousands)

future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2016 related to these indemnifications.

The Company is a member of several securities and derivatives exchanges and clearinghouses. In the normal course of business, the Company provides collateral that is determined by the membership agreements with exchanges and clearinghouses or by regulation. The exchanges and clearinghouses guarantee the performance of other members in the event that a member is unable to satisfy its obligations to the exchange or clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses typically require members to post collateral and may have a lien on a member's collateral in the event of a member default. The Company's obligation under such guarantees could exceed the amount of collateral posted. The Company's potential liability under these agreements is not quantifiable. Accordingly, the Company has not recorded a contingent liability in its Statement of Financial Condition and believes that potential to incur material losses under these agreements is remote.

(12) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to BFC, consist of the following as of December 31, 2016:

Due March 31, 2018, 90-day LIBOR + 0.41%	$	50,000
Due April 15, 2018, 90-day LIBOR + 0.25%		30,000
Due August 1, 2018, 30-day LIBOR + 0.89%		50,000
Due August 31, 2018, 30-day LIBOR + 1.47%		25,000
Due September 2, 2018, 30-day LIBOR + 0.85%		150,000
Due September 2, 2018, 30-day LIBOR + 0.95%		100,000
Due October 31, 2018, 90-day LIBOR + 0.25%		45,000
Due December 3, 2018, 90-day LIBOR + 0.90%		100,000
	$	550,000

The 30-day and 90-day London Interbank Offered Rates (LIBOR) were approximately 0.72% and 0.98%, respectively, at December 31, 2016. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

(13) Income Taxes

The components of income tax expense (benefit) reported in the Statement of Comprehensive Income for the year ended December 31, 2016 are as follows:

Current:		
Federal	$	13,908
State		988
Foreign		170
Total current		15,066
Deferred:		
Federal		4,845
State		(214)
Total deferred		4,631
Total	$	19,697

A reconciliation of the Company's expected 2016 income tax expense at the U.S. Federal statutory rate of 35% to its actual income tax expense is provided below:

Computed expected income tax expense (benefit)	$	18,074
State income taxes, excluding valuation allowance, net of federal effect		1,156
Valuation allowance change for state deferred taxes, net of federal effect		(653)
Foreign income taxes, net of federal effect		110
Other, net		1,010
Total income tax expense	$	19,697

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2016 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	30,629
Employee benefit plans		12,658
Deferred lease obligation		366
State tax loss carryforward		4,783
Deferred expenses		1,171
Total deferred tax assets		49,607
Valuation allowance		(4,514)
Deferred tax assets, net		45,093
Deferred tax liability:		
Intangible assets		(1,497)
Depreciation		(682)
Total deferred tax liability		(2,179)
Net deferred tax assets	$	42,914

A valuation allowance of $4,514 exists at December 31, 2016 to offset a portion of the Company's state deferred tax assets. The valuation allowance on certain state deferred tax assets decreased by $653 in 2016. Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2016.

State tax loss carryforwards at December 31, 2016 of approximately $118,683 will expire in varying amounts in the years 2019 through 2036.

The balance of unrecognized tax benefits may decrease between $0 and $1,133 during the next 12 months depending upon the settlement of Federal, state, and local tax audits.

The Company joins in filing a consolidated Federal income tax return with its parent, BFC. At December 31, 2016, the Company has an outstanding payable to BFC of $6,520 related to income taxes recorded in the Statement of Financial Condition.

There are no outstanding Federal examinations or statute extensions currently in force for years prior to 2011. The Company is currently under examination by several state and local taxing authorities (with New York City being the most significant jurisdiction) for years 2009 onward. It is anticipated that several of these tax examinations will be completed by the end of 2017. As of December 31, 2016, no significant adjustments have been proposed for the Company's Federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

(Dollars in thousands)

The Company recognizes penalties and the accrual of interest related to unrecognized tax benefits in its income tax expense. During the year ended December 31, 2016, the interest and penalties recognized by the Company were not significant and would not affect the annual effective tax rate. The Company had approximately $103 accrued for the payment of interest and penalties at December 31, 2016.

(14) Benefit Plans

BMO's U.S. eligible employees participate in retirement plans sponsored by BHB. To better align plan sponsorship with plan participants and the corporate structure, plan sponsorship was moved from BHB to BFC effective January 1, 2017. The change does not affect the benefits that the participants have earned under the plans nor does it affect the security of the plan assets that are held in trust.

The Company is a participating entity in noncontributory defined-benefit pension plans sponsored by BHB, a wholly owned subsidiary of BFC. The plan covers virtually all the Company's employees at December 31, 2016 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals hired prior to April 1, 2016 without regard to statutory limitations for qualified funded plans.

On March 1, 2016, BFC announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The pension plan was amended effective April 1, 2016 to reflect the changes.

The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum. During the year ended December 31, 2016, the Company contributed $1,455 to the plan. The total pension expense of the Company, including the supplemental plan, for the year ended December 31, 2016 was $10,212 and is included within employee compensation and benefits in the Statement of Comprehensive Income.

The Company is a participating entity in the postretirement medical plan sponsored by BHB that provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. Effective December 31, 2007, the plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced. The total postretirement medical expense for the Company was $46 for the year ended December 31, 2016 and is included within employee compensation and benefits in the Statement of Comprehensive Income.

The Company records liabilities related to its participation in the pension, supplemental and postretirement medical benefit plans in accounts payable and accrued expenses in the Statement of Financial Condition. The pension liabilities of the Company were $5,793 as of December 31, 2016 and the postretirement medical and supplemental unfunded retirement plan liabilities were $2,459 and $23,046, respectively, as of December 31, 2016.

(Dollars in thousands)

The Company participates in a 401(k) defined-contribution plan sponsored by BHB that is available to virtually all the Company's employees at December 31, 2016. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, BFC introduced an automatic employer core contribution to the 401(k) savings plan that begins immediately for employees hired on or after April 1, 2016 and begins March 1, 2017 for employees hired prior to April 1, 2016. The expense for this plan in 2016 was $7,901 and is included within employee compensation and benefits in the Statement of Comprehensive Income.

BFC also introduced a non-qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans. The plan is effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

(15) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange-traded futures and options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the gross fair values of which are recorded on the Statement of Financial Condition at December 31, 2016:

		Assets	Liabilities	Purchases	Sales
Equity options	$	87,784	56,070	1,317,183	1,082,865
Interest rate options		38	—	26,900	—
Interest rate futures contracts		172	135	35,160	104,842
Forward currency		17	—	2,488	357
Forward securities		3,056	2,675	542,024	457,092

The fair value of equity options and forward securities transactions is included in financial instruments owned and sold, not yet purchased and the fair value of futures and forward currency contracts is included in receivable from / payable to brokers, dealers, and clearing organizations in the Statement of Financial Condition.

The table below presents derivative fair values included on the Statement of Financial Condition at December 31, 2016. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements or clearing agreements that meet the accounting criteria for netting under U.S. GAAP.

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

The amounts in the column titled "Financial Instruments/Cash" in the table below represent securities or cash pledged under various clearing agreements. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability.

		Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments/Cash	Net Assets/ Liabilities
Interest rate and equity options	$	87,822	(56,070)	31,752	(31,752)	—
Interest rate futures		172	(135)	37	(37)	—
Forward currency		17	—	17	—	17
Forward securities		3,056	—	3,056	—	3,056
Total Assets	$	91,067	(56,205)	34,862	(31,789)	3,073
Interest rate and equity options	$	56,070	(56,070)	—	—	—
Interest rate futures		135	(135)	—	—	—
Forward currency		—	—	—	—	—
Forward securities		2,675	—	2,675	—	2,675
Total Liabilities	$	58,880	(56,205)	2,675	—	2,675

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions that, in accordance with industry practice, were not recorded on the Statement of Financial Condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) *Concentrations of Credit Risk*

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(b) *Market Risk*

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily monitoring of trading positions and limits.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

(16) Interests in Variable Interest Entities (VIE)

In accordance with U.S. GAAP, the Company evaluates whether it has a controlling financial interest in a VIE through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

(Dollars in thousands)

The Company acts as servicing agent to Fairway Finance Company, LLC (Fairway) and provides accounting and other administrative support to this entity, which is a VIE. Fairway is a US Asset-Backed Commercial Paper conduit sponsored by BMO, a related party. Fairway is organized under the laws of Delaware. The Company receives a structuring fee from advisory services related to the VIE's financings and a servicing or administrative fee equal to the residual net spread of the underlying transactions within the VIE. The Company has no exposure to losses in the VIE.

Fairway was established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance as of December 31, 2016.

(17) Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $2,242,467 and $1,172,104, respectively, as of December 31, 2016, which is included in the Statement of Financial Condition. Interest income and expense related to reverse repurchase and repurchase agreements with affiliates of $6,021 and $3,338, respectively, for the year ended December 31, 2016, is included in interest income, net of interest expense, in the accompanying Statement of Comprehensive Income. In addition, the Company has securities borrowed and loaned with affiliates of $907,055 and $1,605,251, respectively, and interest income of $5,779 and dividend income of $225,437 from these transactions for the year ended December 31, 2016, which is included in interest income, net of interest expense and dividend income, net of dividend expense, respectively, in the accompanying Statement of Comprehensive Income. The Company incurred interest expense of $693 on its credit lines with certain affiliates.

The Company derives a portion of its commission income from transactions in Canadian securities, which are executed by BMO Nesbitt Burns, Inc. (BMO NBI) on Canadian exchanges. The commissions recorded from BMO NBI, which are included in the Statement of Comprehensive Income, were $16,858 for the year ended December 31, 2016.

In connection with servicing agreements with affiliates, the Company paid and received referral fees totaling a net of $696 during the year, which have been included, net, in underwriting and investment banking revenue in the Statement of Comprehensive Income.

The Company has entered into technical service agreements with BMO and its affiliates providing for the sharing of certain services such as client coverage, research, operations and other support functions.

The net revenue relating to these technical service agreements, which is included in the Statement of Comprehensive Income, totaled $136,485 for the year ended December 31, 2016.

In connection with servicing agreements and technical service agreements, the Company recorded a net receivable from affiliates of $37,316 as of December 31, 2016, which is included in the Statement of Financial Condition.

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Financial Statements

December 31, 2016

(Dollars in thousands)

The Company clears transactions for certain affiliates. This generated a receivable from noncustomer of $1,035 and a payable to noncustomer of $1,534,349 as of December 31, 2016. The Company earned $1,577 in commissions related to these transactions, which are included in the Statement of Comprehensive Income.

(18) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 28, 2017, the date the financial statements were available to be issued, and has concluded there are no recognized or non-recognized events that require financial statement disclosure.